SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

MELLANOX TECHNOLOGIES, LTD.
(NAME OF SUBJECT COMPANY (ISSUER))
MELLANOX TECHNOLOGIES, LTD.
(NAME OF FILING PERSON (OFFEROR))
OPTIONS TO PURCHASE ORDINARY SHARES, PAR VALUE NIS 0.0175 PER SHARE
WITH AN EXERCISE PRICE GREATER THAN $13.65 PER SHARE
(TITLE OF CLASS OF SECURITIES)
M51363113
(CUSIP NUMBER OF CLASS OF SECURITIES)
MICHAEL GRAY
CHIEF FINANCIAL OFFICER
MELLANOX TECHNOLOGIES, INC.
350 OAKMEAD PARKWAY, SUITE 100
SUNNYVALE, CALIFORNIA 94085
(408) 970-3400
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)
COPY TO:
ALAN C. MENDELSON, ESQ.
MARK V. ROEDER, ESQ.
LATHAM & WATKINS LLP
140 SCOTT DRIVE
MENLO PARK, CALIFORNIA 94025
(650) 328-4600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$11,310,425	$631.12

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,440,254 ordinary shares of Mellanox Technologies, Ltd. having an aggregate value of $11,310,425 as of March 23, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $631.12	Filing Party: Mellanox Technologies, Ltd.
Form of Registration No.: 005-83178	Date Filed: March 24, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 4. Terms of the Transaction
SIGNATURE
EXHIBIT INDEX

     This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on March 24, 2009, as previously amended and supplemented on March 25, 2009, April 2, 2009, April 3, 2009, April 7, 2009 and April 16, 2009, relating to an offer by Mellanox Technologies, Ltd. (the “Company”) to its employees and contractors to exchange certain outstanding options to purchase ordinary shares of the Company granted under the Mellanox Technologies, Ltd. Global Share Incentive Plan (2006).
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 6 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 6 is the final amendment to Schedule TO and reports the results of the tender offer. This Amendment No. 6 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities and Exchange Act of 1934, as amended.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:
     The Offer, including all withdrawal rights, expired at 9:00 p.m. U.S. Pacific Time on April 22, 2009. A total of 255 eligible option holders participated in the Offer. Pursuant to the Offer, the Company has accepted for exchange eligible options to purchase an aggregate of 2,340,334 ordinary shares granted under the Global Plan, representing 95.91% of the total ordinary shares underlying options eligible for exchange in the Offer. The Company granted, under the Global Plan, replacement options to purchase an aggregate of 1,983,797 ordinary shares on April 22, 2009 in exchange for the eligible options tendered and accepted pursuant to the Offer. The exercise price per share of each replacement option granted in the Option Exchange is $10.23, which is the closing price of the Company’s ordinary shares on the Nasdaq Global Select Market on April 22, 2009.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2009	MELLANOX TECHNOLOGIES, LTD.
	By:	/s/ Michael Gray
Michael Gray
Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)*	Offer Information Document, dated as of March 24, 2009, as amended on April 2, 2009.

(a)(1)(ii)*	Summary of Option Exchange Program, as amended on April 2, 2009.

(a)(1)(iii)*	Internal Post and E-mail Announcement of Mellanox Option Exchange Program.

(a)(1)(iv)*	Form of E-mail Communication Regarding Confirmation of Receipt of Election Form, as amended on April 2, 2009.

(a)(1)(v)*	Form of E-mail Communication Regarding Reminder of Expiration of Offer to Exchange, as amended on April 2, 2009.

(a)(1)(vi)*	Election Form (for use by Facsimile or Hand Delivery), as amended on April 2, 2009.

(a)(1)(vii)*	Instructions Forming Part of the Terms and Conditions of the Offer, as amended on April 2, 2009.

(a)(1)(viii)*	Agreement to Terms of Election, as amended on April 2, 2009.

(a)(1)(ix)*	Screen Shots of Offer Website, as amended on April 2, 2009.

(a)(1)(x)*	Form of E-mail Communication Regarding Company Presentations.

(a)(1)(xi)*	Presentation Materials, as amended on April 2, 2009.

(a)(1)(xii)*	Internal Post and E-mail Communication Regarding Amended Terms of the Offer.

(a)(1)(xiii)*	Presentation Materials Regarding Israeli Tax Matters.

(a)(1)(xiv)*	Internal Post and E-mail Communication Regarding Israeli Tax Matters.

(a)(1)(xv)*	Internal Post and E-mail Communication Regarding Reminder of Expiration of Offer to Exchange.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Mellanox Technologies, Ltd. Global Share Incentive Plan (2006) and the forms of agreements and appendices thereto. (1)

(d)(2)	Mellanox Technologies, Ltd. 1999 United States Equity Incentive Plan and forms of agreements relating thereto. (2)

(d)(3)	Mellanox Technologies, Ltd. 1999 Israeli Share Option Plan and forms of agreements relating thereto. (3)

(d)(4)	Mellanox Technologies, Ltd. 2003 Israeli Share Option Plan and forms of agreements relating thereto. (4)

(d)(5)	Form of Indemnification undertaking made by and between Mellanox Technologies, Ltd. and each of its directors and executive officers. (5)

(d)(6)	Mellanox Technologies, Ltd. Non-Employee Director Option Grant Policy. (6)

(d)(7)	Form of Mellanox Technologies, Ltd. Executive Severance Agreement for U.S. Executives. (7)

(d)(8)	Form of Mellanox Technologies, Ltd. Executive Severance Agreement for Israeli Executives. (8)

(d)(9)	Mellanox Technologies, Ltd. Employee Share Purchase Plan. (9)

(d)(10)	Amended and Restated Investor Rights Agreement, dated as of October 9, 2001, by and among Mellanox Technologies, Ltd., purchasers of Series A Preferred Shares, Series B Preferred Shares and Series D Redeemable Preferred Shares who are signatories to such agreement and certain holders of ordinary shares who are signatories to such agreement, and for purposes of certain sections thereof, the holder of Series C Preferred Shares issued or issuable pursuant to the Series C Preferred Shares Purchase Agreement dated November 5, 2000. (10)

(d)(11)	Amendment to the Amended and Restated Investor Rights Agreement, dated as of February 2, 2007, by and among Mellanox Technologies, Ltd., purchasers of Series A Preferred Shares, Series B Preferred Shares and Series D Redeemable Preferred Shares who are signatories to such agreement and certain holders of Ordinary Shares who are signatories to such agreement, and for purposes of certain sections thereof, the holder of Series C Preferred Shares issued or issuable pursuant to the Series C Preferred Share Purchase Agreement dated November 5, 2000. (11)

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Exhibit	Description
(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

(1)	Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(2)	Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(3)	Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(4)	Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(5)	Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(6)	Incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(7)	Incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(8)	Incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on November 14, 2006.

(9)	Incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on December 7, 2006.

(10)	Incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-137659) filed on September 28, 2006.

(11)	Incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K (SEC File No. 001-33299) filed on March 26, 2007.

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